                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the fiscal year ended. . . . . . . . . .December 31, 1997

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from ________________ to ________________
            Commission file number ____________________________________________

            A. FMC CORPORATION 401 (k) PLAN FOR EMPLOYEES' COVERED BY A
               COLLECTIVE BARGAINING AGREEMENT
                  (Full title of the Plan)

            B. FMC CORPORATION
               200 East Randolph Drive, Chicago, Illinois 60601
               (Name and Address of Issuer)



    SIGNATURES
    ----------

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

                   FMC CORPORATION 401 (k) PLAN FOR
                   EMPLOYEES COVERED BY A COLLECTIVE
                   BARGAINING AGREEMENT


                   By  /s/ Steven H. Shapiro
                       -------------------------
                   Associate General Counsel and
                   Assistant Secretary

Dated: September 1, 1998

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

TABLE OF CONTENTS
===================================================================================

                                                                            Page(s)
                                                                            -------
Independent Auditors' Report....................................               1

Statement of Net Assets Available for Plan Benefits
  with Fund Information--December 31, 1997......................               2

Statement of Net Assets Available for Plan Benefits
  with Fund Information--December 31, 1996......................               3

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information--year ended December 31, 1997...........              4-5

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information--year ended December 31, 1996...........               6

Notes to Financial Statements...................................              7-12

                                                                  Schedule
                                                                  --------

Item 27a--Schedule of Assets Held for Investment Purposes.......      1        13

Item 27d--Schedule of 5% Reportable Transactions................      2        14

                          Independent Auditors' Report
                          ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for plan benefits of FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable 5% transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                            /s/ KPMG Peat Marwick LLP


Chicago, Illinois
June 26, 1998

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Plan Benefits with Fund Information

December 31, 1997

---------------------------------------------------------------------------------------------------------------------------------

                                      FMC        Stable                 Mutual               Fidelity     Fidelity    Low-Priced
                                     Stock       Value      Clipper  Qualified(Z)  Sequoia    Puritan     Blue Chip      Stock
                                     Fund         Fund        Fund       Fund        Fund      Fund      Growth Fund     Fund
---------------------------------------------------------------------------------------------------------------------------------
 Investments at fair value        $2,099,645    7,467,394   237,109     63,515     417,409    498,189     6,741,818     576,756

 Participants' loans receivable        -            -          -           -          -          -            -            -
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits $2,099,645    7,467,394   237,109     63,515     417,409    498,189     6,741,818     576,756
=================================================================================================================================

------------------------------------------------------------------------------------------------------

                                                     Retirement
                                    Diversified     Government       U. S.
                                    International   Money Market     Equity      Loan
                                       Fund            Fund        Index Pool    Fund        Total
------------------------------------------------------------------------------------------------------
 Investments at fair value            236,654        668,225        414,516        -      $19,421,230

 Participants' loans receivable          -              -              -        855,963       855,963
------------------------------------------------------------------------------------------------------

Net assets available for benefits     236,654        668,225        414,516     855,963   $20,277,193
======================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Net Assets Available for Plan Benefits with Fund Information

December 31, 1996

====================================================================================================================================
                                               FMC       Guaranteed       First      Money     Active       Stock     International
                                              Stock       Interest        Essex     Market    Balanced      Index         Stock
                                              Fund          Fund           Fund     Account    Fund Z       Fund          Fund Z
------------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents              $        --            --            --          --        --           --           --
  Investments at fair value                 2,394,428    19,385,044     5,389,479     650,922    82,376    5,965,387      718,239
------------------------------------------------------------------------------------------------------------------------------------

    Total investments                       2,394,428    19,385,044     5,389,479     650,922    82,376    5,965,387      718,239

  Participants' loans receivable                  --            --            --          --        --           --           --
  Contribution receivable                       5,008        34,940        20,098       2,656       175        8,883        2,572
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits        $  2,399,436    19,419,984     5,409,577     653,578    82,551    5,974,270      720,811
====================================================================================================================================



====================================================================================================================================
                                 Allocation         Jennison         Money         Government
                                  Balanced           Growth          Market          Income            Loan
                                   Fund Z            Fund Z         Assets Z         Fund Z            Fund               Total
------------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents           --                 --         257,923              --               --         $     257,923
  Investments at fair value       119,768          1,203,823            --            69,729              --            35,979,195
------------------------------------------------------------------------------------------------------------------------------------

    Total investments             119,768          1,203,823        257,923           69,729              --            36,237,118

  Participants' loans receivable      --                 --             --               --           791,867              791,867
  Contribution receivable             477              4,028            448              115              --                79,400
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits 120,245          1,207,851        258,371           69,844          791,867        $  37,108,385
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information


Year ended December 31, 1997

=====================================================================================================================

                                           FMC          Stable                     Mutual                    Fidelity
                                          Stock         Value       Clipper     Qualified(Z)    Sequoia      Puritan
                                          Fund           Fund         Fund          Fund          Fund         Fund
---------------------------------------------------------------------------------------------------------------------
Additions:
  Net appreciation (depreciation)
    in fair value of investments       $   138,684          --        1,118        15,290        80,447       10,016
  Interest and dividend income               4,217      581,659      30,333         6,791         3,527       45,385
  Contributions                            290,534      950,922      72,220        39,831        87,412      106,205
  Loan repayments                           18,124       54,157       1,566           858         3,084        3,960
---------------------------------------------------------------------------------------------------------------------
Total additions                            451,559    1,586,738     105,237        62,770       174,470      165,566
---------------------------------------------------------------------------------------------------------------------
Deductions:
  Distributions to participants             53,355      576,361       3,200         3,142         3,408       15,675
  Loans issued                              96,740      246,566       2,018           --          3,302       14,938
  Administrative expenses                       67          --           42           --            --            25
---------------------------------------------------------------------------------------------------------------------
Total deductions                           150,162      822,927       5,260         3,142         6,710       30,638
---------------------------------------------------------------------------------------------------------------------
Net additions prior to interfund
 transfers and other changes               301,397      763,811      99,977        59,628       167,760      134,928
Interfund transfers                        (18,064)  (2,754,075)    347,375       107,214       744,923      445,676
Net transferred in (out) (Note 5)         (583,124)   9,457,658    (210,243)     (103,327)     (495,274)     (82,415)
---------------------------------------------------------------------------------------------------------------------
Net additions (deductions)                (299,791)   7,467,394     237,109        63,515       417,409      498,189
Net assets available for benefits
 at beginning of year                    2,399,436          --          --            --            --           --
---------------------------------------------------------------------------------------------------------------------
Net assets available for benefits
 at end of year                        $ 2,099,645    7,467,394     237,109        63,515       417,409      498,189
=====================================================================================================================



                                                                                           Retirement          U.S.
                                       Fidelity       Low-Priced        Diversified        Government         Equity
                                       Blue Chip        Stock          International      Money Market      Index Pool        Loan
                                      Growth Fund        Fund              Fund               Fund             Fund           Fund
-----------------------------------------------------------------------------------------------------------------------------------
Additions:
  Net appreciation (depreciation)
    in fair value of investments        660,378         23,004            77,514                --          1,189,243           --
  Interest and dividend income          396,408         46,541             8,667             26,861             1,802           --
  Contributions                         833,878         60,950            93,055            155,113           242,250           --
  Loan repayments                        40,066            484             1,957              2,851             9,818      (216,314)
-----------------------------------------------------------------------------------------------------------------------------------
Total additions                       1,930,730        130,979           181,193            184,825         1,443,113      (216,314)
-----------------------------------------------------------------------------------------------------------------------------------
Deductions:
  Distributions to participants         121,883            --              9,532             15,430           138,507         2,006
  Loans issued                          214,249          2,809            16,836             12,730            72,283      (830,290)
  Administrative expenses                    75             27               --                   8                33           --
-----------------------------------------------------------------------------------------------------------------------------------
Total deductions                        336,207          2,836            26,368             28,168           210,823      (828,284)
-----------------------------------------------------------------------------------------------------------------------------------
Net additions prior to interfund
 transfers and other changes          1,594,523        128,143           154,825            156,657         1,232,290       611,970
Interfund transfers                     137,998        787,476           145,104           (258,228)          304,187           --
Net transferred in (out) (Note 5)     5,009,297       (338,863)          (63,275)           769,796        (1,121,961)     (547,874)
-----------------------------------------------------------------------------------------------------------------------------------
Net additions (deductions)            6,741,818        576,756           236,654            668,225           414,516        64,096
Net assets available for benefits
 at beginning of year                       --             --                --                 --                --        791,867
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits
 at end of year                       6,741,818        576,756           236,654            668,225           414,516       855,963
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                                                       continued

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information (continued)

Year ended December 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------
                                       Harsco          Guaranteed       First      Money      Active     Stock       International
                                       Stock            Interest        Essex      Market    Balanced    Index            Stock
                                        Fund              Fund           Fund      Account    Fund Z      Fund            Fund Z
----------------------------------------------------------------------------------------------------------------------------------
Additions:
 Net appreciation (depreciation)
  in fair value of investments         $ 129               --          489,189     13,173      4,297     896,466          69,431
 Interest and dividend income             --              530,432        3,076        607         71       1,936             229
 Contributions                            --              745,215      410,633     54,013      7,056     174,720          55,053
 Loan repayments                          --               55,776        7,690      3,040        140       6,985             694
----------------------------------------------------------------------------------------------------------------------------------

Total additions                          129            1,331,423      910,588     70,833     11,564   1,080,107         125,407
----------------------------------------------------------------------------------------------------------------------------------

Deductions:
 Distributions to participants            --              167,511       32,939     13,413        951      13,400              --
 Loans issued                             --               99,316       33,197      3,215      1,417       4,180             154
 Administrative expenses                  --                2,393          569        104         --          30              --
----------------------------------------------------------------------------------------------------------------------------------

Total deductions                          --              269,220       66,705     16,732      2,368      17,610             154
----------------------------------------------------------------------------------------------------------------------------------

Net additions prior to interfund
 transfers and other changes             129            1,062,203      843,883     54,101      9,196   1,062,497         125,253

Interfund transfers                       --              (57,299)      59,805    (11,488)     1,206     (21,482)         (8,889)

Net transferred in (out) (Note 5)       (129)         (20,424,888)  (6,313,265)  (696,191)   (92,953) (7,015,285)       (837,175)
----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                --          (19,419,984)  (5,409,577)  (653,578)   (82,551) (5,974,270)       (720,811)

Net assets available for benefits at
 beginning of year                        --           19,419,984    5,409,577    653,578     82,551   5,974,270         720,811
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
 end of year                           $  --                   --           --         --         --          --              --
----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
                                                   Allocation     Jennison     Money      Government
                                                    Balanced       Growth      Market       Income
                                                      Fund Z       Fund Z     Assets Z      Fund Z       Total
------------------------------------------------------------------------------------------------------------------
Additions:
 Net appreciation (depreciation)
  in fair value of investments                         4,549       168,323          --         (951)   $ 3,840,300
 Interest and dividend income                          1,172         3,462       4,950        2,029      1,700,155
 Contributions                                        13,616        84,800      16,369        4,118      4,947,963
 Loan repayments                                         347         4,689          28           --             --
------------------------------------------------------------------------------------------------------------------

Total additions                                       19,684       261,274      21,347        5,196     10,038,418
------------------------------------------------------------------------------------------------------------------

Deductions:
 Distributions to participants                           924            --          --           --      1,171,637
 Loans issued                                            865         2,499       2,976           --             --
 Administrative expenses                                  --            --          75           --          3,448
------------------------------------------------------------------------------------------------------------------

Total deductions                                       1,789         2,499       3,051           --      1,171,085
------------------------------------------------------------------------------------------------------------------

Net additions prior to interfund
 transfers and other changes                          17,895       258,775      18,296        5,196      8,863,333

Interfund transfers                                   (1,657)      (20,022)     70,240           --             --

Net transferred in (out) (Note 5)                   (136,483)   (1,446,604)   (346,907)     (75,040)   (25,694,525)
------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                          (120,245)   (1,207,851)   (258,371)     (69,844)   (16,831,192)

Net assets available for benefits at
 beginning of year                                   120,245     1,207,851     258,371       69,844     37,108,385
------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
 end of year                                              --            --          --           --   $ 20,277,193
------------------------------------------------------------------------------------------------------------------

  The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information

Year ended December 31, 1996

                                        FMC     Guaranteed    First     Money      Money                         Active     Stock
                                       Stock     Interest     Essex    Market     Market   Income   Balanced   Balanced     Index
                                        Fund       Fund       Fund     Account     Fund     Fund      Fund      Fund Z      Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions:
 Net appreciation (depreciation) in
  fair value of investments         $   82,413          --  1,039,553   29,313        --    (2,900)     3,481       5,769    989,898
 Interest and dividend income               --   1,170,461         --       --    10,488     2,557      2,177       2,373     88,741
 Contributions                         280,242   2,093,874    921,743  140,380    17,742     7,757     17,421      17,883    451,717
 Loan repayments                         6,199     165,410     11,971    2,066        41        --      9,341          72     31,329
------------------------------------------------------------------------------------------------------------------------------------
Total additions                        368,854   3,429,745  1,973,267  171,759    28,271     7,414     32,420      26,097  1,561,685
------------------------------------------------------------------------------------------------------------------------------------
Deductions:
 Distributions to participants          85,337   1,018,485     76,449       --    10,411        --         --          --    325,411
 Loans issued                               --          --         --       --        --        --         --          --         --
 Administrative expenses                   167      41,234      2,814      979        --        --         --         106      3,003
------------------------------------------------------------------------------------------------------------------------------------
Total deductions                        85,504   1,059,719     79,263      979    10,411        --         --         106    328,414
------------------------------------------------------------------------------------------------------------------------------------
Net additions (deductions) prior to
 interfund transfers                   283,350   2,370,026  1,894,004  170,780    17,860     7,414     32,420      25,991  1,233,271
Interfund transfers                    (73,632)   (383,928)    35,662  (87,987) (415,919)  (64,139)  (102,645)    (12,085     39,552
------------------------------------------------------------------------------------------------------------------------------------
Net additions (deductions)             209,718   1,986,098  1,929,666   82,793  (398,059)  (56,725)   (70,225)     13,906  1,272,823
Net assets available for benefits at
 beginning of year                   2,189,718  17,433,886  3,479,911  570,785   398,059    56,725     70,225      68,645  4,701,447
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                        $2,399,436  19,419,984  5,409,577  653,578        --        --         --      82,551  5,974,270
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
                                                    Interna-
                                          Growth     tional    Allocation   Jennison    Money   Government
                                          Stock       Stock      Balanced     Growth     Market    Income    Loan
                                           Fund      Fund Z       Fund Z      Fund Z    Assets Z   Fund Z    Fund        Total
----------------------------------------------------------------------------------------------------------------------------------
Additions:
 Net appreciation (depreciation) in
  fair value of investments              112,187     85,659        5,392      50,311         --     1,243         --   $ 2,402,319
 Interest and dividend income                 --      9,597          836          --      3,472     1,273         --     1,291,975
 Contributions                           139,674    134,615        7,571      51,807      5,553     3,431         --     4,291,410
 Loan repayments                          29,492     17,535          257       5,691         42        --   (222,454)       56,992
----------------------------------------------------------------------------------------------------------------------------------
Total additions                          281,353    247,406       14,056     107,809      9,067     5,947   (222,454)    8,042,696
----------------------------------------------------------------------------------------------------------------------------------
Deductions:
 Distributions to participants            39,794      6,697           --         203      4,261       168         --     1,567,216
 Loans issued                                 --         --           --          --         --        --    188,206       188,206
 Administrative expenses                       7        169          129         135        191        75         --        49,009
----------------------------------------------------------------------------------------------------------------------------------
Total deductions                          39,801      6,866          129         338      4,452       243    188,206     1,804,431
----------------------------------------------------------------------------------------------------------------------------------
Net additions (deductions) prior to
 interfund transfers                     241,552    240,540       13,927     107,471      4,615     5,704   (410,660)    6,238,265
Interfund transfers                   (1,004,914)    43,520      106,318   1,100,380    253,756    64,140    501,921            --
----------------------------------------------------------------------------------------------------------------------------------
Net additions (deductions)              (763,362)   284,060      120,245   1,207,851    258,371    69,844     91,261     6,238,265
Net assets available for benefits at
 beginning of year                       763,362    436,751           --          --         --        --    700,606    30,870,120
----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                                  --    720,811      120,245   1,207,851    258,371    69,844    791,867   $37,108,385
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1997 and 1996

================================================================================

(1)  Summary of the Plan

     The following summary of the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

     The Plan was established on April 1, 1987 to provide retirement and certain other benefits for eligible hourly employees of FMC Corporation (the Company). The Plan was amended and restated as of January 1, 1989 to reflect changes in the Internal Revenue Code. The Plan is a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan covers employees covered by a collective bargaining agreement at fourteen of the Company's locations. Employee eligibility in the Plan varies by location, as set forth in the Plan document. The Plan is a defined contribution plan and is funded by employees' contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the FMC Employee Welfare Benefits Plan Committee.

     (b)  Trust Agreement

     Effective June 1, 1997, the Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Prudential Defined Contributions Services (Prudential). At the same time, the Trustee also became the Plan's recordkeeper.

     (c)  Contributions

     Participants may currently elect to have their compensation reduced by an amount between 1% and 15% of the participant's compensation in the aggregate, subject to adjustments to reflect changes in the cost of living. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis, subject to Internal Revenue Service (IRS) limitations. Provisions of the Plan agreement regarding contributions are the same for all locations covered by the Plan. Participant contributions are nonforfeitable.

     (d)  Investment Options

     Prior to June 1, 1997
     ---------------------

     From January 1, 1996 through May 31, 1997, upon enrollment in the Plan, a participant could direct his or her contribution in 1% increments in any of the following investment options:

     1)  FMC Stock Fund -- Funds are invested in common stock of FMC
         Corporation.

     2) Guaranteed Interest Fund -- Funds were invested in guaranteed interest contracts with the Prudential Insurance Company of America. From January 1, 1997 through May 31, 1997, guaranteed effective annual yield was approximately 6.4%.

     3) First Essex Fund -- Funds were invested in common stocks of major, well established companies listed on the New York Stock Exchange.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statement

December 31, 1997 and 1996
================================================================================

     4) Money Market Account -- Funds were invested in high quality money market instruments maturing in a short period of time (less than 12 months).

     5) Active Balanced Fund Z -- Funds were invested in a combination of stocks, bonds, and lower risk money market instruments, such as short-term U.S. Treasury securities.

     6) Stock Index Fund -- The investment objective was to provide investment results that correspond to the price and yield performance of Standard & Poor's 500 Composite Stock Price Index.

     7) International Stock Fund Z -- Funds were invested in a diversified portfolio of securities which consist of equity securities of foreign issuers.

     8) Money Market Fund (through September 19, 1996) -- Funds were invested in a Prudential institutional fund which sought to achieve a high level of income, preservation of principal, and maintenance of liquidity.

     9) Income Fund (through September 19, 1996) -- Funds were invested primarily in U.S. Government securities, including U.S. Treasury bills, notes, bonds, and other debt securities issued by the U.S. Treasury.

     10) Balanced Fund (through September 20, 1996) -- Funds were invested in a mix of equity securities, fixed income securities, and high quality money market instruments.

     11) Growth Stock Fund (through September 20, 1996) -- Funds were invested primarily in securities of established companies with above average growth prospects.

     Effective September 21, 1996, the Money Market Fund, the Income Fund, the Balanced Fund, and the Growth Stock fund were deleted from the investment options. As a result, the assets in those funds were transferred to the remaining funds on the basis of comparable investment options in terms of risk and return. In addition, in September 1996, the following new funds were added in as the investment options:

     1) Allocation Balanced Fund Z -- Funds were invested in a diversified portfolio of equity securities, debt obligations, and money market instruments.

     2) Jennison Growth Fund Z -- Funds were invested primarily in equity securities (common stock, preferred stock, and securities convertible into common stock) of established companies with above average growth prospects.

     3) Money Market Assets Z -- Funds were invested in high quality money market instruments with maturities of 13 months or less.

     4) Government Income Fund Z -- Funds were invested primarily in U.S. Government securities, including U.S. Treasury bills, notes, bonds, and other debt securities issued by the U.S. Treasury.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statement

December 31, 1997 and 1996
================================================================================

     After May 31, 1997
     ------------------

     Upon enrollment in the Plan, a participant may direct his or her contribution in 1% increments in any of the following investment options:

     1)  FMC Stock Fund -- Funds are invested in common stock of FMC
         Corporation.

     2) Stable Value Fund -- Funds are invested in investments contracts offered by insurance companies and other approved financial institutions. From June 1, 1997 through December 31, 1997, the guaranteed effective annual yield was approximately 7.2%.

     3) Clipper Fund -- Funds are invested in undervalued common stocks and in long-term bonds.

     4) Mutual Qualified (Z) Fund -- Funds are invested primarily in common and preferred stocks which are considered undervalued by the fund manager.

     5) Sequoia Fund -- Fund investments are concentrated in a relatively small number of mostly U. S. headquartered companies with long-term growth potential.

     6) Fidelity Puritan Fund -- Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     7) Fidelity Blue Chip Growth Fund -- Funds are invested primarily in common stocks of well-known and established companies.

     8) Low-Priced Stock Fund -- Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     9) Diversified International Fund -- Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

     10) Retirement Government Money Market Fund -- Funds are invested in short-term obligations of the U. S. Government or it agencies.

     11) U. S. Equity Index Pool -- Funds are invested primarily in common stocks of the 500 companies that make up the S&P 500.

     Upon the change in the trusteeship from Prudential to the Fidelity Management Trust Company, the assets of the Plan, except for the assets held in the FMC Common Stock Fund, were transferred to the new funds offered by Fidelity on the basis of comparable investment options in terms of risk and return.

     The participants may change their investment options and move their account balances within the funds as frequently as they choose except with respect to the FMC Stock Fund, where the value of account can be moved when a participant reaches age 55.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statement

December 31, 1997 and 1996
================================================================================

     (e)  Participant Accounts

     Each participant's account is credited with the participant's contribution and Plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. At December 31, 1997, 2,434 current and former employees participated in the Plan.

     (f)  Eligibility and Vesting

     Depending on the collective bargaining group, employees are eligible to participate in the plan either immediately upon hire or after a waiting period of up to one year. Participants are immediately vested in their elective contributions plus actual earnings thereon.

     (g)  Payment of Benefits

     On termination of service or attainment of age 59 1/2, any participant may elect to immediately receive a lump-sum distribution equal to the vested interest in his or her account. Participants age 55 or older or whose accounts are valued at not less than $3,500 may, upon termination, elect to defer their lump-sum distribution or receive annual installments over a ten-year period.

     (h)  Expenses

     The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

     (i)  Withdrawals and Participants Loans

     Certain locations covered under the Plan allow participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Additionally, at certain locations, eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed from $1,000 to the maximum is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid within 60 months with interest at the prevailing market rates or some other reasonable rate as determined by the Plan's Trustee. Participant loans outstanding as of December 31, 1997 and 1996 were $855,963 and $791,867, respectively, and they are reported under the Loan Fund.

     (j)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Plan and ERISA.


(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statement

December 31, 1997 and 1996
================================================================================

     (b)  Investments

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value which approximates fair value.

     (d)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets and liabilities during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's net assets available for benefits or changes in net assets available for benefits.

(3)  Investments

     Investments at fair value which represent 5% or more of the Plan's net assets available for benefits are separately identified below:

==============================================================================
                                                         December 31,
                                                ------------------------------
                                                   1997                1996
------------------------------------------------------------------------------
     FMC Stock Fund                             $2,099,645           2,394,428
     Stable Value Fund                           7,467,394                   -
     Blue Chip Stock Fund                        6,741,818                   -
     First Essex Fund                                    -           5,389,479
     Guaranteed Interest Fund                            -          19,385,044
     Stock Index Fund                                    -           5,965,387
==============================================================================

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1997 and 1996


=====================================================================================

     During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

=====================================================================================

                                                          Year ended December 31,
                                                      -------------------------------
                                                         1997                 1996
-------------------------------------------------------------------------------------
   FMC Stock Fund                                     $  138,684               82,413
   Harsco Stock Fund                                         129                    -
   First Essex Fund                                      489,189            1,039,553
   Money Market Account                                   13,173               29,313
   Income Fund                                                 -               (2,900)
   Balanced Fund                                               -                3,481
   Active Balanced Fund Z                                  4,297                5,769
   Stock Index Fund                                      896,466              989,898
   Growth Stock Fund                                           -              112,187
   International Stock Fund Z                             69,431               85,659
   Allocation Balanced Fund Z                              4,549                5,392
   Jennison Growth Fund Z                                168,323               50,311
   Government Income Fund Z                                 (951)               1,243
   Clipper Fund                                            1,118                    -
   Mutual Qualified (Z) Fund                              15,290                    -
   Sequoia Fund                                           80,447                    -
   Fidelity Puritan Fund                                  10,016                    -
   Fidelity Blue Chip Stock Fund                         660,378                    -
   Low-Priced Stock Fund                                  23,004                    -
   Diversified International Fund                         77,514                    -
   U. S. Equity Index Pool Fund                        1,189,243                    -
-------------------------------------------------------------------------------------
                                                      $3,840,300            2,402,319
=====================================================================================

(4)  Federal Income Tax Status

     The Company has not submitted the Plan to the IRS for consideration of the Plan's tax status. However, the plan administrator and the Plan's counsel intend to apply for a determination letter with the IRS and believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)  Plan Merger and Asset Transfers

     On June 1, 1997 the Plan received $227,303 from the Moorco International Inc. Incentive Savings Plan for union hourly employees as a result of the plans' merger. On October 7, 1997, the Plan transferred $23,780,184 to the United Defense, L. P. York Union Employees' Thrift and Stock Purchase Plan due to the sale of FMC Corporation's defense business to the Carlyle Group. In addition, the Plan transferred $2,141,644 to alternative funding agencies due to employee transfers and turnover, and to the FMC Salaried Employees' Thrift and Stock Purchase Plan due to moving certain hourly employees to salaried employee status.

FMC CORPORATION 401(k) PLAN                                           Schedule 1
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Item 27a--Schedule of Assets Held for Investment Purposes

---------------------------------------------------------------------------------------------------------------------------

                                          Description of investment including                                Current value
Identity of issue, borrower, lessor       maturity date, rate of interest                                    at December 31,
or similar party                          collateral, par, or maturity value                     Cost             1997
----------------------------------------------------------------------------------------------------------------------------
FMC Common Stock Fund                     FMC Corporation Stock                                  $    *          2,099,645
 Party in Interest                        31,192 shares

Stable Value Fund                         Portfolio includes investment contracts
                                           offered by major insurance companies                       *          7,467,394
                                           and other approved financial institutions

Clipper Fund                              Stock Long-term Growth Fund                                 *            237,109

Mutual Qualified (Z) Fund                 Stock Long-term Growth Fund                                 *             63,515

Sequoia Fund                              Stock Long-term Growth Fund                                 *            417,409

Fidelity Puritan Fund                     Stock and Bond Fund                                         *            498,189

Fidelity Blue Chip Growth Fund            Large Companies Stock Fund                                  *          6,741,818

Low-Priced Stock Fund                     Growth Mutual Fund                                          *            576,756

Diversified International Fund            Growth Mutual Fund of Foreign
                                           Companies                                                  *            236,654

Retirement Government Money Market
 Portfolio                                Money Market Mutual Fund                                    *            668,225

U. S. Equity Index Pool                   Stock Index Fund                                            *            414,516

Participants' loans receivable            Varying rate of interest 7.2% - 10.0%                       *            855,963

--------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                        $      --      20,277,193
--------------------------------------------------------------------------------------------------------------------------


* Cost information not available


See accompanying independent auditors' report.

FMC CORPORATION 401(k) PLAN                                           Schedule 2
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Item 27d--Schedule of 5% Reportable Transactions

Year ended December 31, 1997

================================================================================================================================
                                                                                                             Current
                                                                                                             value of
                                                                                     Expenses                asset  on
                                        Description         Purchase     Selling     incurred    Cost of    transaction  Net gain
  Identity of party involved            of security           price       price     with trade   security      date       (loss)
--------------------------------------------------------------------------------------------------------------------------------

Fidelity Institutional Retirement  Stable Value Fund       $21,805,797  14,422,875      --      14,422,875  14,422,875         --
 Services Company
 Number of Transactions: 213

Fidelity Institutional Retirement  FMC Stock Fund *          3,536,150        --        --             --          --          --
 Services Company
 Number of Transactions: 83

Fidelity Institutional Retirement  Blue Chip Growth Fund     9,886,609   3,805,169      --       3,511,687   3,805,169     293,482
 Services Company
 Number of Transactions: 188

Fidelity Institutional Retirement  U.S. Equity Index Fund    8,034,127   8,808,855      --       7,671,377   8,808,855   1,137,478
 Services Company
 Number of Transactions: 139
================================================================================================================================

* Party in Interest

See accompanying independent auditors' report.

================================================================================
EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE          DESCRIPTION
-------------          -----------

10.1 FMC Employees' 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (incorporated by reference from Exhibit 4.5 to the Form S-8 filed on September 1, 1998).

10.2              Consent of KPMG Peat Marwick LLP